EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
EchoStar Communications Corporation:
We consent to the use of our reports dated March 14, 2006, with respect to the consolidated balance sheets of EchoStar Communications Corporation as of December 31, 2005 and 2004, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.
/s/ KPMG LLP
Denver, Colorado,
August 11, 2006